Lee W.  Cassidy, Esq.
                         Lee Cassidy Law
                        215 Apolena Avenue
                 Newport Beach, California 92662

                          May 13,  2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

     RE:  Global Diversified Marketing Group, Inc.
          Registration Statement on Form S-1
               And amendments thereto
          File No. 333-228706

To the Securities and Exchange Commission:

     Global Diversified Marketing Group, Inc. has filed with the Securities and Exchange Commission (the "Commission") its Registration Statement and amendments on Form S-1 (File
No. 333-228706).

     On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 5:00 p.m. EST on Tuesday, May 14, 2019.

     Filed simultaneously with this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring the Registration Statement effective.

     Thank you for your courtesies in this matter.


                         Sincerely,

                         /s/ Lee W. Cassidy, Esq.